Exhibit 3.1

UNITY BIOTECHNOLOGY, INC.

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Unity Biotechnology, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the board of directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), on July 21, 2025, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.0001 per share, which is designated as “Series A Preferred Stock,” with the rights, preferences, privileges and restrictions set forth herein.

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), provides for a class of capital stock of the Corporation known as Preferred Stock, consisting of 10,000,000 shares, par value $0.0001 per share (the “Preferred Stock”), issuable from time to time in one or more series, and further provides that the Board of Directors is expressly authorized to fix the number of shares of any series of Preferred Stock, to determine the designation of any such shares, and to determine the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of one share of Series A Preferred Stock and (iii) the Board of Directors hereby fixes the rights, preferences, privileges and restrictions of such share of Series A Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to all series of the Preferred Stock, as follows:

TERMS OF SERIES A PREFERRED STOCK

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series A Preferred Stock (the “Series A Preferred Stock”), and the number of shares so designated shall be one (1) share. The share of Series A Preferred Stock shall have a par value of $0.0001 per share and will be uncertificated and represented in book-entry form.

2. Dividends. Upon the declaration of any dividend payable to holders of shares of capital stock of the Corporation, the holder of Series A Preferred Stock shall be entitled to receive an amount per share equal to $0.01 (payable out of funds legally available therefor), which amount shall be paid prior and in preference to any payment made to the holders of outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Corporation by reason of their ownership thereof.

3. Voting Rights. Except as otherwise provided by the Certificate of Incorporation or as required by law, the holder of the share of Series A Preferred Stock shall have the following voting rights:

3.1. The outstanding share of Series A Preferred Stock shall have 600,000,000 votes. The outstanding share of Series A Preferred Stock shall vote together with the outstanding shares of Common Stock as a single class exclusively with respect to any Dissolution Proposal (as defined below) and shall not be entitled to vote on any other matter except to the extent required under the DGCL. As used herein, the term “Dissolution Proposal” means any proposal approved by the Board of Directors and submitted to the stockholders of the Corporation to approve the dissolution of the Corporation pursuant to Section 275 of the Delaware General Corporation Law.

4. Liquidation and Other Distributions. Upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, pursuant to which assets of the Corporation or consideration received by the Corporation are to be distributed to the stockholders, the holder of Series A Preferred Stock shall not be entitled to receive any such distributions.

5. Transfer. The Series A Preferred Stock may not be Transferred at any time prior to stockholder approval of a Dissolution Proposal without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the share of Series A Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Automatic Transfer.

6.1. The outstanding share of Series A Preferred Stock shall be transferred to the Corporation for no consideration automatically and with no further action required by the Corporation or the holder of such share immediately following the final adjournment of any meeting of stockholders at which the stockholders of the Corporation have approved a Dissolution Proposal (any such transfer to the Corporation pursuant to this Section 6.1, the “Automatic Transfer”).

6.2. From and after the time at which the share of Series A Preferred Stock is transferred to the Corporation automatically in accordance with Section 6.1, such share of Series A Preferred Stock shall cease to be outstanding and the holder of such share of Series A Preferred Stock shall cease to have any rights in respect thereof. Immediately upon such Automatic Transfer, the share of Series A Preferred Stock transferred to the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of an authorized but unissued share of Preferred Stock.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

IN WITNESS WHEREOF, Unity Biotechnology, Inc. has caused this Certificate of Designation of Series A Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 21st day of July, 2025.

UNITY BIOTECHNOLOGY, INC.

By:	/s/ Craig Jalbert
Craig Jalbert
President and Secretary